[SRZ LETTERHEAD]












                                December 16, 2009



VIA EDGAR

Ms. Kimberly A. Browning
Senior Counsel
Office of Disclosure and Review
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

                      Re: ACAP Strategic Fund (f/k/a ACAP Global Fund) File Nos.: 811-22312, 333-160653


Dear Ms. Browning:

          On behalf of ACAP Strategic Fund (f/k/a ACAP Global Fund) (the "Fund"), we are writing to you with regard to the filing made today by the Fund of its Pre-Effective Amendment No. 1 (the "Amendment") to the Fund's Registration Statement on Form N-2 (the "Registration Statement"). As you may recall, we filed a letter via EDGAR on December 11, 2009, responding to your comments to the Registration Statement. In connection with that letter we provided revised pages from the Registration Statement as Appendix A. For your reference, the only material change in the Amendment from the revised pages provided on December 11 is that the description of the mechanics of the incentive fee have been modified to more accurately reflect the calculation of the incentive fee as set forth in the investment advisory agreement (a copy of which was provided as Appendix B to our letter dated December 11, 2009). To ease your review of the Amendment, we have attached, as Appendix A hereto, the changed pages of the Amendment pertaining to the incentive fee.

          Please call me at 212-756-2131 with any comments on the Amendment or if you have any questions regarding the revisions. Thank you for your assistance regarding this matter.

                                            Very truly yours,


                                            /s/ George M. Silfen
                                            -----------------------------------
                                            George M. Silfen

                                                                     APPENDIX A



                              derivative transactions) will not exceed 33 ? percent of the Fund's total assets. Borrowing for investment purposes (a practice known as "leverage") is a speculative investment practice and involves certain risks. The Adviser expects that the Fund's investment program will make frequent use of leverage. (SEE "Principal Risk Factors --- Borrowings & Leverage Risk.")

MANAGEMENT OF THE FUND        The board of  trustees  of the Fund (the  "Board")
                              has overall responsibility for the management and supervision of the operations of the Fund. It has delegated responsibility for management of the Fund's day-to-day operations to the Adviser. (SEE
                              "Management of the Fund.")

THE ADVISER                   The Adviser,  SilverBay Capital  Management LLC, a
                              newly formed Delaware limited  liability  company,
                              will serve as the investment  adviser of the Fund.
                              Pursuant to an investment  advisory agreement with
                              the Fund (the "Advisory  Agreement"),  the Adviser
                              is    responsible    for:   (i)   developing   and
                              implementing the Fund's investment  program,  (ii)
                              managing  the  Fund's  investment   portfolio  and
                              making all  decisions  regarding  the purchase and
                              sale  of  investments  for  the  Fund,  and  (iii)
                              providing  various  management and  administrative
                              services to the Fund. The Adviser is controlled by
                              Alkeon.   Mr.  Sparaggis,   the  Fund's  Portfolio
                              Manager, manages other accounts in accordance with
                              an  investment   strategy  that  is  substantially
                              similar  to that of the  Fund.  (SEE  "Performance
                              Information.")


MANAGEMENT FEE &              In  consideration  of  services  provided  by  the
INCENTIVE FEE                 Adviser,  the Fund  pays  the  Adviser  a  monthly
                              management  fee  computed  at the  annual  rate of
                              2.00% of the Fund's  average daily net assets (the
                              "Management  Fee"). The Fund also pays the Adviser
                              a performance-based  incentive fee (the "Incentive
                              Fee")  promptly  after the end of each fiscal year
                              of the Fund. The Incentive Fee is determined as of
                              the end of the fiscal  year in an amount  equal to
                              20% of the amount by which the Fund's net  profits
                              for all Fiscal  Periods (as defined  below) ending
                              within  or  coterminous  with  the  close  of such
                              fiscal   year  exceed  the  balance  of  the  loss
                              carryforward  account  (as  described  on the next
                              page),  without duplication for any Incentive Fees
                              paid during such fiscal  year.  The Fund also pays
                              the  Adviser  the  Incentive  Fee in the  event  a
                              Fiscal  Period is triggered in  connection  with a
                              share  repurchase  offer by the Fund, as described
                              below.  For purposes of calculating  the Incentive
                              Fee,  net profits  means the amount by which:  (a)
                              the  net  assets  of the  Fund  as of the end of a
                              Fiscal  Period,  increased by the dollar amount of
                              shares of the Fund  repurchased  during the Fiscal
                              Period  (excluding  shares to be repurchased as of
                              the  last   day  of  the   Fiscal   Period   after
                              determination  of the  Incentive  Fee)  and by the
                              amount of dividends and other  distributions  paid
                              to  shareholders  during the Fiscal Period and not
                              reinvested in  additional  shares  (excluding  any
                              dividends and other distributions to be paid as of
                              the last day of the Fiscal  Period),  exceeds  (b)
                              the net assets of the Fund as of the  beginning of
                              the Fiscal Period,  increased by the dollar amount
                              of shares of the Fund  issued  during  the  Fiscal
                              Period  (excluding any shares issued in connection
                              with  the  reinvestment  of  dividends  and  other
                              distributions  paid by the Fund). Net assets means
                              the total value of all assets of the Fund, less an
                              amount equal to all accrued debts, liabilities and
                              obligations of the Fund,  determined in accordance
                              with the  valuation  and  accounting  policies and
                              procedures of the Fund. "Fiscal Period" means each
                              twelve-month  period  ending on the Fund's  fiscal
                              year-end, provided that whenever the Fund conducts
                              a share repurchase  offer, the period of time from
                              the last Fiscal  Period-end  through the effective
                              date of the  repurchase  offer also  constitutes a
                              Fiscal Period.  (Upon  termination of the Advisory
                              Agreement,  the Fund will pay the Incentive Fee to
                              the  Adviser  as if the date of  effectiveness  of
                              such  termination  is the end of the Fund's fiscal
                              year.)  In the  event  that  an  Incentive  Fee is
                              payable  with  respect to a Fiscal  Period that is
                              not the Fund's  fiscal  year-end due to the Fund's
                              share  repurchases,  the  Incentive  Fee  will  be
                              determined  as if the  end of such  Fiscal  Period
                              were the end of the Fund's  fiscal year,  and only
                              that  portion  of  the   Incentive   Fee  that  is
                              proportional  to the Fund's assets paid in respect
                              of such share repurchases (not taking into account
                              any proceeds from any contemporaneous  issuance of
                              shares of the Fund, by  reinvestment  of dividends
                              and other distributions or otherwise) will be paid
                              to the Adviser for such Fiscal  Period.  Since the
                              Fund operates as an interval fund under Rule 23c-3
                              of the 1940  Act and  conducts  repurchase  offers
                              every  fiscal  quarter,  Fiscal  Periods  could be
                              triggered  (and,  therefore,   a  portion  of  the
                              Incentive Fee, if any, would be payable to the Adviser) up to four times each fiscal year. For purposes of determining the Fund's net asset value, the Incentive Fee is calculated and accrued daily as an expense of the Fund (as if each day is the end of the Fund's fiscal year).


                              The Incentive Fee will be payable for a Fiscal Period only if there is no positive balance in the Fund's loss carryforward account. The loss carryforward account is an account that will have an initial balance of zero upon commencement of the Fund's operations and, thereafter, will be credited as of the end of each Fiscal Period with the amount of any net loss of the Fund for that Fiscal Period and will be debited with the amount of any net profits of the Fund for that Fiscal Period, as applicable. This is sometimes known as a "high water mark." (SEE
                              "Fees  and  Expenses  ---  Incentive   Fee.")

                              The Incentive Fee presents certain risks that are not present in investment funds without incentive fees. (SEE "Additional Risk Factors --- The Incentive Fee.") In addition, although the aggregate fees payable by the Fund to the Adviser are similar to those of private investment funds, they are significantly higher than those paid by most registered investment companies.

THE OFFERING                  Shares of the Fund are being offered in an initial
                              offering  (the  "Initial  Offering") at a price of
                              $[10.00]  per share  plus a sales load of up to 3%
                              (if applicable). The Initial Offering is currently
                              anticipated  to  terminate  on  [_______],   2009,
                              subject to extension.

                              After the Initial Offering is closed, shares of the Fund will be offered for purchase on a monthly basis in a continuous offering at their net asset value per share, plus, if applicable, a sales load of up to 3% of the amount invested (as described below). Shares will be issued at the net asset value per share next computed after acceptance of an order to purchase shares. The Fund's net asset value per share will be circulated to Selling Agents offering shares of the Fund.

                              The minimum initial investment in the Fund by an investor is $100,000, subject to reduction at the discretion of an investor's broker, dealer or other financial intermediary, but not below $50,000. Subsequent investments must be at least $25,000. The minimum investment requirements may be reduced or waived for investments by personnel of the Adviser and its affiliates, and members of their immediate families, and as may be determined by the Board.

                            SUMMARY OF FUND EXPENSES

        The following table illustrates the expenses and fees that the Fund expects to incur and that shareholders can expect to bear.

SHAREHOLDER TRANSACTION EXPENSES

    Maximum Sales Load
        (as a percentage of offering price) (1)...........................3.00%

ANNUAL EXPENSES (as a percentage of net assets attributable to shares)

    Management Fee .......................................................2.00%
    Incentive Fee (2).......................................................20%
    Shareholder Servicing Fees (3)........................................0.25%
    Interest Payments on Borrowed Funds (4)...............................0.18%
    Expenses on Securities Sold Short (5).................................0.56%
    Other Expenses (6) ...................................................0.58%
    TOTAL ANNUAL EXPENSES (EXCLUDING THE INCENTIVE FEE)  .................3.57%

----------------
(1) In connection with initial and additional investments, investors may charged a sales load of up to 3% of the amounts transmitted in connection with their purchases of shares. No sales load will be charged to certain types of investors. (SEE "The Offering --- Plan of Distribution.")


(2) The Fund pays the Adviser a performance-based Incentive Fee promptly after the end of each fiscal year of the Fund. The Incentive Fee is determined as of the end of the fiscal year in an amount equal to 20% of the amount by which the Fund's net profits for all Fiscal Periods (as defined herein) ending within or coterminous with the close of such fiscal year exceed the balance of the loss carryforward account, without duplication for any Incentive Fees paid during such fiscal year. The Fund also pays the Adviser the Incentive Fee in the event a Fiscal Period is triggered in connection with a share repurchase offer by the Fund. In such event, only that portion of the Incentive Fee that is proportional to the Fund's assets paid in respect of such share repurchases (not taking into account any proceeds from contemporaneous issuance of shares of the Fund, by reinvestment of dividends and other distributions or otherwise) will be paid to the Adviser for such Fiscal Period. For purposes of determining the Fund's net asset value, the Incentive Fee is calculated and accrued daily as an expense of the Fund (as if each day is the end of a fiscal year). (SEE "Fees and Expenses --- Incentive Fee.")


(3) The Fund pays ongoing shareholder servicing fees to the Distributors to compensate them for providing, or arranging for the provision of, ongoing investor services and account maintenance services to investors in the Fund. Each Distributor may retain all or a portion of these payments. These fees are accrued daily and paid monthly in an amount not to exceed, in the aggregate, 0.25% (on an annualized basis) of the net asset value of the Fund. (SEE "Fees and Expenses --- Shareholder Servicing Fees.")

(4) "Interest Payments on Borrowed Funds" is based on the Portfolio Manager's historical experience in implementing an investment strategy substantially similar to that of the Fund. However, this amount may vary in the current year and going forward, depending on market conditions as well as the availability of investment opportunities. Borrowings by the Fund (which do not include short and derivative transactions) will not exceed 33 ? percent of the Fund's total assets. The Fund is authorized to borrow money for investment purposes, to meet repurchase requests and for liquidity purposes.

(5) The Fund may effect short sales of securities for both capital appreciation and for hedging purposes. "Expenses on Securities Sold Short" is based on the Portfolio Manager's historical experience in implementing an investment strategy substantially similar to that of the Fund. However, this amount may vary in the current year and going forward, depending on whether the securities the Fund sells short pay dividends, the size of any such dividends and the amount of interest expenses on short sales paid to a broker when the proceeds of the short sale are released to the Fund. Due to limitations imposed by the 1940 Act and operational requirements, the Fund generally expects that no more than 50 percent of its total assets would be represented by short sales.


(6) "Other Expenses" are estimated based on net assets of the Fund of $200 million and include, among other things, organization and offering expenses, administration fees, legal fees, the independent auditor's fees, printing costs and fees payable to the Independent Trustees.

                                   ----------------------------------------

Example                                   1 Year   3 Years    5 Years  10 Years
----------                               -------   -------    -------  --------
You would pay the following expenses
(including the Incentive Fee) on a
$1,000 investment, assuming a 5%
annual return and a sales load of 3%:     $74.92   $172.25    $279.57   $598.49

You would pay the following expenses
(including the Incentive Fee) on a
$1,000 investment, assuming a 5%
annual return (without a sales
load):                                    $46.62   $146.96    $257.59   $586.36

The example includes the payment of the Incentive Fee and assumes that the Fund's annual return is 5%. The Incentive Fee is calculated based on the Fund's net profit, which is generally determined by calculating the amount by which the net assets of the Fund as of the end of a Fiscal Period exceeds the net assets as of the beginning of the Fiscal Period (excluding increases or decreases of net assets associated with share issuances, repurchases or dividends or other distributions), subject to reduction for prior period losses of the Fund that have not been offset by subsequent net profits. As a result, the dollar amounts in the example could be significantly higher if the Fund's actual rate of return exceeds 5%.

The example should not be considered a representation of future expenses. Actual expenses may be greater or less than those shown in the example. For a more complete description of the various costs and expenses, SEE "Fees and Expenses." Moreover, the Fund's actual rate of return may be greater or less than the hypothetical 5% return shown in the example.

with the assets of other accounts other than to the extent that securities are held in the name of a custodian in a securities depository, clearing agency or omnibus customer account of a custodian. PFPC's principal business address is 8800 Tinicum Boulevard, 4th Floor, Philadelphia, Pennsylvania 19153.

PRIME BROKER

          The Fund expects that, initially, Morgan Stanley & Co. Incorporated ("Morgan Stanley") will serve as the Fund's Prime Broker. The Fund, Morgan Stanley and PFPC are parties to an agreement in which Morgan Stanley will retain custody, on behalf of the Fund, of the proceeds from securities sold short. The Fund may also borrow money "on margin" from Morgan Stanley.

                                FEES AND EXPENSES

MANAGEMENT FEE

          In consideration of management services provided by the Adviser and for services provided by the Adviser or an affiliate for certain administrative services, the Fund pays the Adviser a monthly management fee computed at the annual rate of 2.00% of the Fund's average daily net assets (the "Management Fee"), which is due and payable in arrears within five business days after the end of each month. This fee will be accrued daily as an expense to be paid out of the Fund's assets and will have the effect of reducing the net asset value of the Fund.

INCENTIVE FEE


          The Fund also pays the Adviser a performance-based incentive fee (the "Incentive Fee") promptly after the end of each fiscal year of the Fund. The Incentive Fee is determined as of the end of the fiscal year in an amount equal to 20% of the amount by which the Fund's net profits for all Fiscal Periods (as defined below) ending within or coterminous with the close of such fiscal year exceed the balance of the loss carryforward account (as described below), without duplication for any Incentive Fees paid during such fiscal year. The Fund also pays the Adviser the Incentive Fee in the event a Fiscal Period is triggered in connection with a share repurchase offer by the Fund, as described below. For purposes of calculating the Incentive Fee, net profits means the amount by which: (a) the net assets of the Fund as of the end of a Fiscal Period, increased by the dollar amount of shares of the Fund repurchased during the Fiscal Period (excluding shares to be repurchased as of the last day of the Fiscal Period after determination of the Incentive Fee) and by the amount of dividends and other distributions paid to shareholders during the Fiscal Period and not reinvested in additional shares (excluding any dividends and other distributions to be paid as of the last day of the Fiscal Period), exceeds (b) the net assets of the Fund as of the beginning of the Fiscal Period, increased by the dollar amount of shares of the Fund issued during the Fiscal Period (excluding any shares issued in connection with the reinvestment of dividends and other distributions paid by the Fund). Net assets means the total value of all assets of the Fund, less an amount equal to all accrued debts, liabilities and obligations of the Fund, determined in accordance with the valuation and accounting policies and procedures of the Fund. "Fiscal Period" means each twelve-month period ending on the Fund's fiscal year-end, provided that whenever the Fund conducts a share repurchase offer, the period of time from the last Fiscal Period-end through the effective date of the repurchase offer also constitutes a Fiscal Period. Upon termination of the Advisory Agreement, the Fund will pay the

Incentive Fee to the Adviser as if the date of effectiveness of such termination is the end of the Fund's fiscal year. Thus, the occurrence of certain events, such as the termination of the Advisory Agreement (which may be terminated by the Adviser upon 60 days prior written notice to the Fund) or a periodic share repurchase offer, will trigger the determination of a Fiscal Period and the payment to the Adviser of the Incentive Fee, if any.



          In the event that an Incentive Fee is payable with respect to a Fiscal Period that is not the Fund's fiscal year-end due to the Fund's share repurchases, the Incentive Fee will be determined as if the end of such Fiscal Period were the end of the Fund's fiscal year, and only that portion of the Incentive Fee that is proportional to the Fund's assets paid in respect of such share repurchases (not taking into account any proceeds from any contemporaneous issuance of shares of the Fund, by reinvestment of dividends and other distributions or otherwise) will be paid to the Adviser for such Fiscal Period. Since the Fund operates as an interval fund under Rule 23c-3 of the 1940 Act and conducts repurchase offers every fiscal quarter, Fiscal Periods could be triggered (and, therefore, a portion of the Incentive Fee, if any, would be payable to the Adviser) up to four times each fiscal year. For purposes of determining the Fund's net asset value, the Incentive Fee is calculated and accrued daily as an expense of the Fund (as if each day is the end of the Fund's fiscal year).



          The Adviser will be under no obligation to repay any Incentive Fee or portion thereof previously paid to it by the Fund. Thus, the payment of an Incentive Fee for a Fiscal Period will not be reversed by the subsequent decline in assets of the Fund in any subsequent Fiscal Period.

          The Incentive Fee will be payable for a Fiscal Period only if there is no positive balance in the Fund's loss carryforward account. The loss carryforward account is an account that will have an initial balance of zero upon commencement of the Fund's operations and, thereafter, will be credited as of the end of each Fiscal Period with the amount of any net loss of the Fund for that Fiscal Period and will be debited with the amount of any net profits of the Fund for that Fiscal Period, as applicable (provided, however, that the debiting of net profits may only reduce a positive balance in the loss carryforward account and may not reduce the balance of the loss carryforward account below zero). This is sometimes known as a "high water mark." The balance of the loss carryforward account, if any, will be subject to a proportionate reduction as of the day following: (i) the payment by the Fund of any dividend or other distribution to shareholders (unless the full amount thereof is reinvested in shares of the Fund); and (ii) any repurchase by the Fund of its shares.

          The Incentive Fee presents certain risks that are not present in investment funds without incentive fees. In addition, although the aggregate fees payable by the Fund to the Adviser are similar to those of private investment funds, they are significantly higher than those paid by most registered investment companies. (SEE "Additional Risk Factors --- The Incentive Fee" above.)

          The Fund may make certain speculative purchases of financial instruments of companies that are involved in, or which the Adviser believes will be involved in, corporate restructurings, that they believe are undervalued because of an extraordinary event, or that are expected to undergo a change in value because of an expected occurrence. The Fund may also make concentrated investments in financial instruments of companies that may be or may become targets for takeovers. If the Fund purchases financial instruments in anticipation of an acquisition attempt or reorganization or with the intention to influence the management and policies of the issuer of the financial instruments, and an acquisition attempt or reorganization does not in fact occur or they are not able to so influence the issuer of the financial instruments, the Fund may sell the financial instruments at a material loss.

        In most forms of corporate reorganization, there exists the risk that the reorganization either will be unsuccessful (for example, for failure to obtain requisite approvals), will be delayed (for example, until various liabilities, actual or contingent, have been satisfied) or will result in a distribution of cash or a new financial instrument the value of which will be less than the purchase price to the Fund of the financial instruments in respect of which such distribution was made.


                     INVESTMENT ADVISORY AND OTHER SERVICES

          Subject to the supervision and control of the Board, the Adviser serves as the Fund's investment adviser, pursuant to an investment advisory agreement (the "Advisory Agreement"). The Advisory Agreement was approved by the Board (including a majority of the Independent Trustees, as defined hereafter), at a meeting held in person on December 2, 2009, and approved on that date by the then sole shareholder of the Fund.

          The Adviser is responsible for: (i) developing and implementing the Fund's investment program, (ii) managing the Fund's investment portfolio and making all decisions regarding the purchase and sale of investments for the Fund, and (iii) providing various management and administrative services to the Fund. The Advisory Agreement provides that, in consideration for providing certain management services (provided by the Adviser or an affiliate) and administrative services (provided by the Adviser or an affiliate), the Adviser will be entitled to receive the management fee ("Management Fee") and incentive fee ("Incentive Fee"), as set forth under "Fees and Expenses" in the Prospectus. The Management Fee and Incentive Fee arrangements between the Fund and the Adviser were also approved in person by the Board (including a majority of the Independent Trustees), and approved on that date by the then sole shareholder of the Fund, on December 2, 2009.

          Those certain management and administrative services provided by the Adviser (or an affiliate) will include assisting the Fund in selecting, and monitoring the quality of services provided by, the Fund's administrator, custodian, transfer agent, and other organizations that provide services to the Fund. In addition, the Adviser provides office space, facilities, equipment and other support services and personnel as necessary to operate the Fund. The Adviser is also responsible for providing additional management and administrative services as may reasonably be required in connection with the business affairs and operations of the Fund beyond those furnished by the Fund's administrator.

          The Advisory Agreement provides for indemnification by the Fund of the Adviser and its affiliates from any and all costs, losses, claims, damages or liabilities, joint or several, including reasonable attorneys' fees and disbursements incurred by them resulting in any way from their performance or non-performance of their duties with respect to the Fund. Indemnification is only available to the extent the cost, loss, claim, damage or liability did not result from willful misfeasance, bad faith or gross negligence in the performance by the persons seeking indemnification of their duties, or the reckless disregard of their obligations and duties, under the Advisory Agreement.

          The Advisory Agreement provides that it will continue in effect for two years and that, after the initial period of effectiveness, will continue in effect for successive annual periods, PROVIDED that such continuance is specifically approved at least annually by the vote of a majority of the Board who are not parties to the agreement or interested persons of any such party cast in person at a meeting called for the purpose of voting on such continuance, and either: (i) the vote of a majority of the outstanding shares of the Fund; or (ii) the vote of a majority of the full Board. The Advisory Agreement also provides that it may be terminated at any time, without the payment of any penalty, either by: (i) the Fund, by action of the Board or by vote of a majority of the outstanding shares of the Fund, on 60 days' written notice; or (ii) the Adviser on 60 days' written notice to the Fund. The Advisory Agreement will terminate immediately in the event of its "assignment" (as defined in the 1940 Act). A discussion regarding the Board's approval of the Advisory Agreement and the factors the Board considered will be included in the Fund's first semi-annual report to shareholders.

          In consideration of management services provided by the Adviser and for services provided by the Adviser or an affiliate for certain administrative services, the Fund pays the Adviser a monthly management fee computed at the annual rate of 2.00% of the Fund's average daily net assets (the "Management Fee"), which is due and payable in arrears within five business days after the end of each month. This fee will be accrued daily as an expense to be paid out of the Fund's assets and will have the effect of reducing the net asset value of the Fund.


          The Fund also pays the Adviser a performance-based incentive fee (the "Incentive Fee") promptly after the end of each fiscal year of the Fund. The Incentive Fee is determined as of the end of the fiscal year in an amount equal to 20% of the amount by which the Fund's net profits for all Fiscal Periods (as defined below) ending within or coterminous with the close of such fiscal year exceed the balance of the loss carryforward account (as described below), without duplication for any Incentive Fees paid during such fiscal year. The Fund also pays the Adviser the Incentive Fee in the event a Fiscal Period is triggered in connection with a share repurchase offer by the Fund, as described below. For purposes of calculating the Incentive Fee, net profits means the amount by which: (a) the net assets of the Fund as of the end of a Fiscal Period, increased by the dollar amount of shares of the Fund repurchased during the Fiscal Period (excluding shares to be repurchased as of the last day of the Fiscal Period after determination of the Incentive Fee) and by the amount of dividends and other distributions paid to shareholders during the Fiscal Period and not reinvested in additional shares (excluding any dividends and other distributions to be paid as of the last day of the Fiscal Period), exceeds (b) the net assets of the Fund as of the beginning of the Fiscal Period, increased by the dollar amount of shares of the Fund issued during the Fiscal Period (excluding any shares issued in connection with the reinvestment of dividends and other distributions paid by the Fund). Net assets means the total value of all assets of the Fund, less an amount equal to all accrued debts, liabilities and obligations of the Fund, determined in accordance with the valuation and accounting policies and procedures of the Fund. "Fiscal Period" means each twelve-month period ending on the Fund's fiscal year-end, provided that whenever the Fund conducts a share repurchase offer, the period of time from the last Fiscal Period-end through the effective date of the repurchase offer also constitutes a Fiscal Period. Upon termination of the Advisory Agreement, the Fund will pay the Incentive Fee to the Adviser as if the date of effectiveness of such termination is the end of the Fund's fiscal year.



          In the event that an Incentive Fee is payable with respect to a Fiscal Period that is not the Fund's fiscal year-end due to the Fund's share repurchases, the Incentive Fee will be determined as if the end of such Fiscal Period were the end of the Fund's fiscal year, and only that portion of the Incentive Fee that is proportional to the Fund's assets paid in respect of such share repurchases (not taking into account any proceeds from any contemporaneous issuance of shares of the Fund, by reinvestment of dividends and other distributions or otherwise) will be paid to the Adviser for such Fiscal Period. Since the Fund operates as an interval fund under Rule 23c-3 of the 1940 Act and conducts repurchase offers every fiscal quarter, Fiscal Periods could be triggered (and therefore, a portion of the Incentive Fee would be payable to the Adviser) up to four times each fiscal year.



          The Incentive Fee is calculated and accrued daily as an expense of the Fund (as if each day is the end of the Fund's fiscal year). The Adviser will be under no obligation to repay any Incentive Fee or portion thereof previously paid to it by the Fund. Thus, the payment of an Incentive Fee for a Fiscal Period will not be reversed by the subsequent decline in assets of the Fund in any subsequent Fiscal Period.


          The Incentive Fee will be payable for a Fiscal Period only if there is no positive balance in the Fund's loss carryforward account. The loss carryforward account is an account that will have an initial balance of zero upon commencement of the Fund's operations and, thereafter, will be credited as of the end of each Fiscal Period with the amount of any net loss of the Fund for that Fiscal Period and will be debited with the amount of any net profits of the Fund for that Fiscal Period, as applicable (provided, however, that the debiting of net profits may only reduce a positive balance in the loss carryforward account and may not reduce the balance of the loss carryforward account below zero). This is sometimes known as a "high water mark." The balance of the loss carryforward account, if any, will be subject to a proportionate reduction as of the day following: (i) the payment by the Fund of any dividend or other distribution to shareholders (unless the full amount thereof is reinvested in shares of the Fund); and (ii) any repurchase by the Fund of its shares.

                             MANAGEMENT OF THE FUND

          The Board has overall responsibility for the management and supervision of the operations of the Fund and has approved the Fund's investment program. The Board has complete and exclusive authority to oversee and to establish policies regarding the management,